

Mail Stop 3561

December 13, 2017

Mr. Wilson Pinto Ferreira Junior
Chief Executive Officer
Brazilian Electric Power Company
200 Friberg Parkway, Suite 4004
Westborough, MA 01581

> **Re: Brazilian Electric Power Company**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed May 1, 2017**
> **File No. 1-34129**

Dear Mr. Ferreira Junior:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Financial Statements

Consolidated Statements of Changes in Equity as of December 31, 2016, 2015 and 2014, page F-12

1. Please present your statement of changes in equity for the appropriate periods as required by paragraph 10 of IAS 1. Your current presentation includes statements for fiscal years 2015 and 2014 but excludes fiscal year 2016.

2.1 Extension of public electric power concessions, page F-31

2. We note the R$36.6 billion of compensation recorded in fiscal year 2016 related to the Ministry of Mines and Energy (MME) Ordinance No. 120. We understand that this compensation, approved on April 20, 2016, reimburses you for your transmission assets, including the Basic Existing Grid (RBSE) and other Transmission Facilities (RPC) that existed as of May 2000. At year end, we note that you recorded R$3 billion as a short-

term asset, R$33.6 billion as a long-term asset and recognized R$28.6 billion in revenues. Please address the following comments related to Ordinance No. 120:

- Provide us with a clear explanation of what this compensation represents. In doing so, clarify if the compensation represents the financial asset recorded under IFRIC 12 related to your transmission concessions. Also explain to us the difference between the $8.0 billion and $28.6 billion amounts reflected in the table on the top of page F-34.

- Tell us your basis under IFRS for recording the $28.6 billion within income and classifying it within revenues. In doing so, clearly explain in sufficient detail how you account for the financial asset(s) related to your transmission concessions. Although you disclose on page F-46 that you classify the transmission financial asset as loans and receivables, the table on page F-187 indicates that the RBSE transmission financial asset is measured at fair value.

- Tell us whether any payments have been received from the Brazilian Government to date related to this compensation.

Note 19 – Impairment of Long-lived Assets, page F-124

3. We note that you have recorded material long-lived asset impairments during fiscal years 2015 and 2016. When you test cash-generating units (CGU's) for impairment, please disclose whether such CGU's were at risk of impairment as of the most recent impairment test. If no CGU's were at risk based on your most recent impairment tests, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your assets to future impairment. Alternatively, if a CGU was at risk of impairment and a material impairment charge could occur, it appears additional disclosures should be included within your related Critical Accounting Policy and, pursuant to paragraphs 117, 122, 125, and 129 of IAS 1, your financial statement footnotes. Your Critical Accounting Policy should disclose the percentage by which the recoverable amount exceeded the carrying value as of the date of the most recent test and a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Your financial statement footnotes should include, at a minimum, a description of the methods and key assumptions used and how the key assumptions were determined, a discussion of the degree of uncertainty associated with the key assumptions, and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. In your response, tell us if any CGU's, particularly those within your distribution segment, were at risk of material impairment as of your most recent impairment test.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products